UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)
Nielsen Holdings N.V.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
N63218106
(CUSIP Number)
January 25, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]  Rule 13d-1(b)

 [  ]  Rule 13d-1(c)

 [X]   Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
AlpInvest Partners CS Investments 2006 C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	18,659,098*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	18,659,098*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,659,098*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% **
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As of December 31, 2011.
** Based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 filed with the Securities and Exchange Commission on October 27, 2011.

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CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	114,141*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	114,141*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,141*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As of December 31, 2011.
** Based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 filed with the Securities and Exchange Commission on October 27, 2011.

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CUSIP No. N63218106

Schedule 13G

Item 1(a).                 Name of Issuer:

 Nielsen Holdings N.V.

Item 1(b).                Address of Issuer's Principal Executive Offices:

770 Broadway
New York, NY  10003

Item 2(a)                 Name of Persons Filing:

AlpInvest Partners CS Investments 2006 C.V. (“AlpInvest 2006”); and
AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (as custodian for AlpInvest Partners Later Stage Co-Investments IIA C.V.) (“AlpInvest IIA”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

The sole general partner of AlpInvest 2006 is AlpInvest Partners 2006 B.V.

The sole managing director of each of AlpInvest Partners 2006 B.V. and AlpInvest IIA is AlpInvest Partners B.V.

The Reporting Persons are subject to arrangements with respect to voting and investment power over the shares of Common Stock held by such Reporting Persons which, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, may cause each Reporting Person to be deemed to share beneficial ownership of shares owned by any other Reporting Person.  Each of the Reporting Persons disclaims this beneficial ownership, except to the extent of its pecuniary interest therein. In addition, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons are held indirectly through the Reporting Persons’ respective interests in Valcon Acquisition Holding (Luxembourg) S.a r.l., a private limited company incorporated under the laws of Luxembourg ("Luxco"). The Reporting Persons may be deemed to be members of a group with other shareholders of Luxco, however the Reporting Persons disclaim beneficial ownership of any securities other than those reported in this Schedule 13G, which reflects only the securities held by the Reporting Persons and not any other member of such group.

Item 2(b)	Address of Principal Business Office:

c/o AlpInvest Partners B.V.
Jachthavenweg 118
1081 KJ Amsterdam
The Netherlands

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CUSIP No. N63218106

Item 2(c)	Citizenship:

Amsterdam, The Netherlands

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

N63218106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) through (c):

The information requested in these paragraphs is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G, and is incorporated herein by reference thereto.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8	Identification and Classification of Members of the Group

See Exhibit 2

Item 9.	Notice of Dissolution of Group
Not Applicable

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CUSIP No. N63218106

Item 10.                  Certification

Not Applicable

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CUSIP No. N63218106

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2012

ALPINVEST PARTNERS CS INVESTMENTS 2006 C.V.
By:	AlpInvest Partners 2006 B.V., its general partner
By:	AlpInvest Partners B.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title: Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title: Managing Partner, CFOO
ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS CUSTODIAN IIA B.V. (as custodian for ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS IIA C.V.)
By:	AlpInvest Partners B.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title: Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title: Managing Partner, CFOO

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CUSIP No. N63218106

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Nielsen Holdings N.V. and further agree to the filing of this agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  February 9, 2012
ALPINVEST PARTNERS CS INVESTMENTS 2006 C.V.
By:	AlpInvest Partners 2006 B.V., its general partner
By:	AlpInvest Partners B.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title: Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title: Managing Partner, CFOO
ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS CUSTODIAN IIA B.V. (as custodian for ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS IIA C.V.)
By:	AlpInvest Partners B.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title: Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title: Managing Partner, CFOO

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CUSIP No. N63218106

EXHIBIT 2

Identification and Classification of Members of the Group

AlpInvest Partners CS Investments 2006 C.V. and AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (as custodian for AlpInvest Partners Later Stage Co-Investments IIA C.V.) are filing this statement on Schedule 13G as a group.

AlpInvest Partners CS Investments 2006 C.V. is organized under the laws of the Netherlands.  Its general partner is AlpInvest Partners 2006 B.V., whose sole managing director is AlpInvest Partners B.V.

AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (as custodian for AlpInvest Partners Later Stage Co-Investments IIA C.V.) is organized under the laws of the Netherlands.  Its sole managing director is AlpInvest Partners B.V.